EXHIBIT 99.14

Disclosure of Transactions in Own Shares

Paris, September 25, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 18 to September 22, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
18/09/2023	251,484	62.203863	15,643,276.28	XPAR
18/09/2023	198,295	62.166451	12,327,296.40	CEUX
18/09/2023	35,000	62.155781	2,175,452.34	TQEX
18/09/2023	25,000	62.156826	1,553,920.65	AQEU
19/09/2023	359,912	62.920374	22,645,797.65	XPAR
19/09/2023	92,000	62.870951	5,784,127.49	CEUX
19/09/2023	26,000	62.872944	1,634,696.54	TQEX
19/09/2023	26,000	62.897867	1,635,344.54	AQEU
20/09/2023	329,083	62.270371	20,492,120.50	XPAR
20/09/2023	120,000	62.267276	7,472,073.12	CEUX
20/09/2023	30,000	62.264077	1,867,922.31	TQEX
20/09/2023	30,000	62.260828	1,867,824.84	AQEU
21/09/2023	372,330	61.912129	23,051,742.99	XPAR
21/09/2023	113,000	61.908548	6,995,665.92	CEUX
21/09/2023	40,000	61.908366	2,476,334.64	TQEX
21/09/2023	40,000	61.905822	2,476,232.88	AQEU
22/09/2023	353,840	61.797330	21,866,367.25	XPAR
22/09/2023	154,982	61.799729	9,577,845.60	CEUX
22/09/2023	44,919	61.796268	2,775,826.56	TQEX
22/09/2023	44,997	61.779825	2,779,906.79	AQEU
Total	2,686,842	62.191887	167,099,775.29

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).